Exhibit 99.3

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Summer School 2011: Generation Y debates with Total

Paris, July 4, 2011 – The sixth Total Summer School organized in Paris from July 3-8 welcomes 120 international students enrolled in highly competitive graduate programs to discuss the major challenges in the energy industry and Total’s strategic vision. The students, ranging in age from 19 to 23, are from 24 countries in Asia, Africa, Europe and the Americas.

Summer School 2011 is emphasizing the program’s participative aspect, by providing a platform for discussing Total’s strategic issues and values with an important panel of future managers.

Throughout the week, Total executives and guest experts will talk with the students about the Group’s business environment, the future of energy, industrial safety, R&D, technology, sustainable development and other topics.

The students, organized along the lines of a think tank, will be asked to address three major issues that directly concern their generation and are crucial for Total: Human Resources policy, culture 2.0 in the workplace and corporate social responsibility. Each team’s mission over three days will be to come up with new ideas and approaches that they will present to Jean-Jacques Guilbaud, Chief Administrative Officer.

“We want to hear what tomorrow’s managers have to say,” explains Jean-Jacques Guilbaud. “Total Summer School provides a unique opportunity to bring together young people from around the world and listen to their aspirations and expectations in relation to a company like ours. This week of discussion and debate will give us valuable input as we look at the challenges ahead.”

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About Total Summer School

Total Summer School is a program of Université Total. The Group founded its corporate university in 2005 to create forums for reflection and discussion on issues that can have an impact on the future of its businesses and to strengthen its ties with the academic world. To find out more, visit us at www.universite.total.com or http://www.facebook.com/totalsummerschool

About Total

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com